Exhibit 99.3
                                                                 ------------
                                     VIACOM
                                  1515 Broadway
                               New York, NY 10036



Sumner M. Redstone
Chairman of the Board and
Chief Executive Officer


                                                          March 19, 1999


Board of Directors
Spelling Entertainment Group Inc.
5700 Wilshire Boulevard
Suite 575
Los Angeles, CA 90036

Gentlemen:

         Viacom Inc. ("Parent") is pleased to offer to acquire the equity interest represented by all of the outstanding common stock, par value $.001 per share, of Spelling Entertainment Group Inc. (the "Company") not currently owned by Parent (the "Shares"). The principal terms of our offer are as follows:

         1. Parent would acquire the Shares in a merger transaction pursuant to which the Company would merge with a wholly-owned subsidiary of Parent and each holder of a Share would receive cash in the amount of $9.00 per Share. All employee stock options would be accelerated upon closing of the merger and be redeemed for the difference between the exercise price and the merger consideration.

         2. Consummation of the merger would be subject to approval of the independent directors of the Company, as described below, as well as approval by the Board of Directors of the Company and such other terms and conditions as are customary for a transaction of this type. A proposed draft of a merger agreement is enclosed with this letter.

         We assume that the two independent directors of the Company, Mr. John
L. Muething and Mr. William M. Haber, will constitute a special committee to consider our offer and that such special committee will retain its own financial and legal advisors to assist in its deliberations and negotiation of the merger agreement.

         We believe that our offer is fair to, and in the best interests of, the Company and its public stockholders. The proposed acquisition price is equivalent to a 33% premium over the price of the Shares on the New York Stock Exchange at the close of business on March 18, 1999.

         In considering our proposal, you should be aware that we are interested only in acquiring the publicly held shares at this time, and are not interested in selling our interest in the Company.

         We believe that this is an opportunity to make the Company an even more important part of the Parent family. The transaction will allow us to maintain and enhance the Spelling Television and Big Ticket organizations as a part of our Entertainment Group with Mr. Aaron Spelling becoming the Chairman of the Company after the merger. Although certain employees may be adversely affected by the integration of certain staff, sales and back-office functions, we have an excellent track record in treating employees in that situation fairly and will do our best to find job opportunities for them within the Viacom organization. We understand the importance of maintaining the Spelling organization through the transition and will work diligently with you to do so.

         We hope you will give this proposal your prompt attention. We are available to meet with you to discuss this proposal at your convenience.

                                                         Very truly yours,

                                                         /s/ Sumner M. Redstone



Enclosure